UNITEL
SECURITIES AND E
Washington



10029288

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2009___ AND ENDING ___12/31/09___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

701 Brickell Avenue, Ste. 2550
                                     (No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera   (305) 533-1027
                                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
                                    (Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901	Coral Gables	Florida	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

OATH OR AFFIRMATION

I, ___William A. Herrera_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bulltick Securities, LLC_____, as of ___December 31_____, ___2009__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

NOTARY PUBLIC-STATE OF FLORIDA
Mary Ermani
Commission # DD900826
Expires: JULY 10, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

_____
(Signature)

FINOP
_____
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

TABLE OF CONTENTS



HLB GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Securities, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2010

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.gnacpa.com

HLB Gravier, LLP is a member of **HLB** International. A world-wide organization of accounting firms and business advisers.

BULLTICK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$	363,793
Receivable from clearing brokers - (Note 3)		31,766
Deposits with clearing brokers- (Note 3)		100,000
Commissions and other fees receivable		12,388
Other assets		8,089
TOTAL ASSETS	**$**	**516,036**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	280,046
TOTAL LIABILITIES		280,046
MEMBER'S EQUITY		235,990
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**516,036**

The accompanying notes are an integral part of these financial statements.

BULLTICK SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

REVENUES

Riskless principal trading gains, net	$	4,082,893
Commissions		2,329,747
Mutual fund revenues		192,898
Interest income		47,414
Other income		40,052
Total revenues		6,693,004

EXPENSES

Placement referral fees	3,903,933
Management fees - (Note 4)	1,981,860
Clearing and execution charges	444,020
Other general and administrative expenses	104,268
Quotations and research	53,756
Professional fees	36,584
ADR conversion fees	7,722
Interest expense	5,458
Total expenses	6,537,601

NET INCOME $ 155,403

The accompanying notes are an integral part of these financial statements.

BULLTICK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2009

	Member's Equity
Balance, December 31, 2008	$ 890,587
Net income	155,403
Distributions	(810,000)
Balance, December 31, 2009	$ 235,990

The accompanying notes are an integral part of these financial statements.

BULLTICK SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash flows from operating activities

Net income	$	155,403

Adjustments to reconcile net income to net cash provided by
(used in) operating activities:

Changes in operating assets and liabilities:

Decrease in receivables from clearing broker	581,103
Increase in commissions and fees receivable	(8,790)
Decrease in other assets	10,962
Decrease in due from related parties	6,605
Decrease in accounts payable and accrued expenses	(152,374)
Total adjustments	437,506
	592,909

Cash flows from financing activities

Decrease in borrowings from parent	(19,981)
Capital distributions	(810,000)
	(829,981)

Net decrease in cash and equivalents		(237,072)
Cash - beginning of year		600,865
Cash - end of year	$	363,793

Supplemental Disclosures of Cash Flow Information:		
Interest Paid	$	5,458

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Business and Organization
Bulltick Securities, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being Bulltick Capital Markets, L.P., a Scottish limited partnership (Parent), which has elected to be treated as a partnership in the United States. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective on December 17, 2004, but it did not commence brokerage operations until October 2006. The Company did not have significant securities related activity until December 3, 2007 when certain customer accounts were transferred from Bulltick, LLC, a FINRA member broker-dealer affiliated with the Company by common ownership. The Company also registered as a member of the National Futures Association ("NFA"), effective May 21, 2008.

The broker-dealer acts primarily in a riskless principal capacity for its customers located within Latin America buying and selling securities and earning a mark-up. The Company also acts in an agency capacity for its customers and charges a commission. The Company's operations are in Miami, Florida.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition
Commissions and riskless principal trading. All customer securities transactions are reported on a trade date basis along with the corresponding commission revenue, riskless principal net gains, clearing, execution and order related charges and other transaction costs.

Interest income is recorded on the accrual basis of accounting.

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2009, an allowance for doubtful accounts was not recorded as all accounts are deemed to be fully collectible.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Income Taxes
The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the partners of the Parent Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2006 through 2009. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

Commencing for 2009, the Company adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Advertising
Advertising costs are expensed as incurred. Advertising amounted to approximately $42,517 for the year ended December 31, 2009, all of which is included as a component of management fees expense in the accompanying statement of operations, see Note 4.

Subsequent Events
In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 26, 2010, which is the date the financial statements were available to be issued.

Note 1 – **Summary of Significant Accounting Policies** (Continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital" was $215,281, which exceeded requirements by $196,611 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.30 to 1.

Note 3 – **Risk Concentrations**

Clearing and Depository Concentration
The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2009, deposits at clearing broker and the amount receivable from clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Commissions and fees receivables are unsecured and include $12,388 which is considered non-allowable for net capital purposes. Interest expense related to debit balance with brokers totaled $5,458 for the year ended December 31, 2009.

Futures Trading Risks
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures position at December 31, 2009.

Note 3 – Risk Concentrations (continued)

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

Revenue
During 2009, HSBC accounted for approximately $898,000 or 13% of the Company's revenue.

Note 4 – Management Agreements

The Company has management agreements with entities in Miami, Florida and Sao Paulo Brazil, related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Florida as well as staffing, in consideration of management fees. For the year ended December 31, 2009, the Company incurred $1,981,860 of management fees to these entities, which are comprised of the following:

Salaries and related costs	$ 1,322,028
Information technology and communications	262,732
Travel and entertainment	126,107
Quotations and related	135,035
Occupancy	35,499
Professional services	39,413
Marketing, advertising and promotion	42,517
Other	18,530
	$ 1,981,860

BULLTICK SECURITIES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2009

CREDITS

Members' Equity	$	235,990

DEBITS

Commissions and other fees receivable, non-allowable	12,388
Other assets	8,089
	20,477

NET CAPITAL BEFORE HAIRCUTS ON FOREIGN CURRENCY — 215,513

Haircuts on foreign currency balances	233
NET CAPITAL	**215,280**

MINIMUM NET CAPITAL REQUIREMENT - Greater of $5,000 or
6 2/3% of Aggregate Indebtedness of $280,046 — 18,670

EXCESS NET CAPITAL	$	**196,610**

Ratio of Aggregate Indebtedness to Net Capital	1.30 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS:

Accounts payable and accrued liabilities	$	280,046
Total Aggregate Indebtedness	$	280,046

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Form X-17A-5, Part IIA filing.

Read Independent Auditor's Report

BULLTICK SECURITIES, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
December 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computations of reserve requirements and the information relating to the possession or control requirements.

Read Independent Auditor's Report

 **GRAVIER, LLP**

CERTIFIED PUBLIC ACCOUNTANTS

<u>Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 and CFTC Regulation 1.16</u>

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Bulltick Securities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company that we consider relevant to the objectives stated in Regulation 1.16, in making the periodic computation of minimum financial requirements pursuant to Regulation 1.17.

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.gnacpa.com

HLB Gravier, LLP is a member of ▣ International. A world-wide organization of accounting firms and business advisers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gaveen, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2010

BULLTICK SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
AND REGULATION 1.16 UNDER THE
COMMODITY EXCHANGE ACT

DECEMBER 31, 2009



BULLTICK SECURITIES, LLC

AGREED-UPON
PROCEDURES REPORT

DECEMBER 31, 2009



GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's</u>
<u>SIPC Assessment Reconciliation</u>

To the Sole Member of
Bulltick Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Bulltick Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bulltick Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bulltick Securities, LLC's management is responsible for the Bulltick Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with trial balances and SIPC calculation schedule prepared by management noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related SIPC calculation schedule prepared by management supporting the adjustments noting no differences.

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.gnacpa.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

Bulltick Securities, LLC
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravell, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BULLTICK SECURITIES LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ __12,072__

   B. Less payment made with SIPC-4 made in January, February or March 2009   (__2,897__)
      (For all fiscal year ends except January, February, or March)

      __7/30/09__
      Date Paid

   C. Assessment balance due   __9,175__

   D. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   E. Total assessment balance and interest due (or overpayment carried forward) $_____

   F. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as E above) $ __9,175__

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BULLTICK SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __26th__ day of __FEB__, 20 __10__.

__FINOP__
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,365,868

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a. 26,480

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

  Total additions 26,480

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. −118,090

(2) Revenues from commodity transactions. −83,868

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. −356,596

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,811

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

  Enter the greater of line (i) or (ii) −4,811

  Total deductions 563,366

2d. SIPC Net Operating Revenues $ 4,828,981

2e. General Assessment @ .0025 $ 12,072

(to page 1 but not less than $150 minimum)

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